UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

DEVELOPMENT BANK OF JAPAN

(Name of Registrant)

Date of end of last fiscal year: March 31, 2006

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Masaaki Kaji

Development Bank of Japan

New York Representative Office

1251 Avenue of Americas

Suite 830

New York, New York 10020

Copies to:

Stanley F. Farrar

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

*	The registrant is filling this annual report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006, as subsequently amended, by adding the following exhibits:

Exhibit Number	Description

1.	Note on Japanese GAAP Financial Statements of Development Bank of Japan

4.	Japanese GAAP financial statements of Development Bank of Japan for the fiscal year ended March 31, 2007

5.	Consent of Misuzu Audit Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 31st day of July 2007.

DEVELOPMENT BANK OF JAPAN

By	/s/ Akihito Shioya
AKIHITO SHIOYA Deputy Chief Representative New York Representative Office

EXHIBIT INDEX

Exhibit Number	Description

1.	Note on Japanese GAAP Financial Statements of Development Bank of Japan

4.	Japanese GAAP financial statements of Development Bank of Japan for the fiscal year ended March 31, 2007

5.	Consent of Misuzu Audit Corporation